The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 22, 2009, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on June 10, 2009. Pursuant to the terms of the 250,949,859 rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, for each outstanding share of Common Stock issued as of October 14, 2008 of Petrohawk Energy Corporation, the Rights expired and became null and void on June 10, 2009. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 10, 2009.